Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Joint Proxy Statement/Prospectus of Transocean Ltd. and Ocean Rig UDW Inc. that is made a part of the Amendment No.1 to the Registration Statement (Form S-4/A No. 333-227487) of Transocean Ltd. for the registration of its common shares and to the incorporation by reference therein of our reports dated February 21, 2018, with respect to the consolidated financial statements and schedule of Transocean Ltd. and subsidiaries, and the effectiveness of internal control over financial reporting of Transocean Ltd. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
October 8, 2018